STADIUM ENTERTAINMENT HOLDING CORP.
888 Seventh Avenue, 35th Floor
New York, New York 10010

RECEIVED

DEC 2 8 2009

DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

December 18, 2009

Mail Stop 3561

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: John Reynolds, Division of Corporation Finance

Re: Stadium Entertainment Holding Corp.
        Form 1-A Offering Statement
        File No. 024-10240

Ladies and Gentlemen:

Pursuant to Rule 252 of the General Rules and Regulations under the Securities Act of 1933, as amended, Stadium Entertainment Holding Corp. (the "Company") hereby requests that the effective date of the qualification of the Form 1-A Offering Statement referenced above be accelerated to 12:00 noon on Tuesday, December 22, 2009 or as soon thereafter as practicable.

Further, the Company hereby acknowledges that: (i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of the qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

STADIUM ENTERTAINMENT HOLDING CORP.



By:
Name: Camille Barbone
Title: President